November 18, 2014

William J. Kotapish, Esq.

Assistant Director

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	RiverSource Life Insurance Company

RiverSource Life Insurance Co. of New York

Request Pursuant to Rule 485(b)(1)(vii)

Prospectus Template and Replicate Filings

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (“1933 Act”), RiverSource Life Insurance Company and RiverSource Life Insurance Co. of New York (the “Company”) respectfully request the approval of the Commission to file post-effective amendments to registration statements on Form N-4 for variable annuity contracts issued through the Company (“Replicate Filings”).

On or about Aug. 26, 2014, RiverSource Life Insurance Company filed Post-Effective Amendment No. 2 to Registration Statement Nos. 333-186218 and 811-07355 on behalf of RiverSource Variable Account10 on Form N-4 pursuant to Rule 485(a) of the 1933 Act (“Amendment No. 2”).

Amendment No. 2 contained a prospectus supplement for RiverSource RAVA 5 Advantage Variable Annuity/ RAVA 5 Select Variable Annuity/ RAVA 5 Select Variable Annuity (Offered for contract applications signed after April 30, 2013).

The supplement includes the following change to the existing prospectus:

•	The addition of a new optional service called Income Guide will be available at no additional charge for contract holders that do not have a living benefit rider. The service is used in conjunction with an automatic systematic withdrawal program elected under the contract. This service is designed to provide monitoring and reporting on withdrawals from the contract. Withdrawals are monitored against the current contract value multiplied by a set of percentages that increase with age.

The Company proposes to include the same changes to prospectuses contained in the next post-effective amendment to the following Replicate Filings, which are all filed on Form N-4:

Product Name	1933 Act #	1940 Act #	Registrant Name	Life Insurance Company Name
RiverSource® RAVA 5 Advantage Variable Annuity/ RAVA 5 Select Variable Annuity/ RAVA 5 Select Variable Annuity (offered for contract applications signed prior to April 30, 2012)	333-79311	811-07355	RiverSource Variable Account 10	RiverSource Life Insurance Company

RiverSource® RAVA 5 Advantage Variable Annuity/ RAVA 5 Select Variable Annuity/ RAVA 5 Select Variable Annuity (offered for contract applications signed on or after April 30, 2012 but prior to April 29, 2013)	333-179398	811-07355	RiverSource Variable Account 10	RiverSource Life Insurance Company

RiverSource® RAVA 5 Advantage Variable Annuity/ RAVA 5 Select Variable Annuity/ RAVA 5 Select Variable Annuity (offered for contract applications signed prior to April 30, 2012)	333- 91691	811-07623	RiverSource of New York Variable Annuity Account	RiverSource Life Insurance Co. of New York

RiverSource® RAVA 5 Advantage Variable Annuity/ RAVA 5 Select Variable Annuity/ RAVA 5 Select Variable Annuity (offered for contract applications signed on or after April 30, 2012 but prior to April 29, 2013)	333-179335	811-07623	RiverSource of New York Variable Annuity Account	RiverSource Life Insurance Co. of New York

RiverSource® RAVA 5 Advantage Variable Annuity/ RAVA 5 Select Variable Annuity/ RAVA 5 Select Variable Annuity (offered for contract applications signed on or after April 29, 2013)	333-186220	811-07623	RiverSource of New York Variable Annuity Account	RiverSource Life Insurance Co. of New York

In connection with this request the Company confirms that:

•	The disclosure changes in the Template Filings will be substantially identical to disclosure changes to be reflected in the Replicate Filings;

•	Because the Replicate Filings are substantially identical to the Template Filings, the Company will be able to revise the Replicate Filings effectively to reflect the SEC Staff comments made to the Template Filings;

•	The Replicate Filings will effectively incorporate changes made to the disclosure included in the Template Filings in response to SEC Staff comments; and

•	No Replicate Filing will include any changes that will otherwise make it ineligible for filing pursuant to Rule 485(b) under the 1933 Act.

We understand the Commission Staff will respond orally to this request. Please direct your reply to Timothy D. Crawford at (612) 671-8056 or Boba Selimovic at (612) 671-7449.

Respectfully,

/s/ Timothy D. Crawford
Timothy D. Crawford

Assistant General Counsel and Assistant Secretary

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